

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2013

<u>Via U.S. Mail</u>
Mr. Robert McLean
Chief Financial Officer
Innovative Product Opportunities Inc.
27141 Aliso Creek Road, Suite 235
Aliso Viejo, CA 92656

> **Re:** **Innovative Product Opportunities Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 15, 2013**
> **Form 10-Q for the Quarterly Period Ended March 31, 2013**
> **Filed May 15, 2013**
> **File No. 333-167667**

Dear Mr. McLean:

We issued comments on the above captioned filings on August 9, 2013. On September 23, 2013, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

Please contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 if you have any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief